Filed pursuant to Rule 424(b)(3)
Registration No. 333-271458

PROSPECTUS SUPPLEMENT NO. 13
(to Prospectus dated May 31, 2023)

Movella Holdings Inc.
Up to 23,523,776 shares of common stock
(including shares of common stock issuable upon the exercise of warrants and options)
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This prospectus supplement supplements the prospectus dated May 31, 2023 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-271458). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 9, 2024. Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling stockholders named in the Prospectus or their permitted transferees of up to 23,523,776 shares of our common stock, $0.00001 par value per share (the “common stock”), which includes (i) up to 4,100,000 shares of common stock held by Pathfinder Acquisition LLC (the “Sponsor”) and certain other persons and entities (collectively with the Sponsor, the “Original Holders”) holding shares of common stock initially purchased in a private placement at a purchase price of $0.03 per share in connection with the initial public offering of Pathfinder Acquisition Corporation (“Pathfinder”); (ii) 4,250,000 shares of common stock issuable upon the exercise of warrants purchased at a purchase price of $2.00 per warrant to purchase shares of common stock at an exercise price of $11.50 per share held by the Original Holders; (iii) 6,576,036 shares held by certain affiliates and former affiliates of Movella Inc. (“Legacy Movella”) (the “Movella-Related Holders”), which shares were purchased at an average purchase price of $2.88 per share (at per share prices ranging from $0.31 to $9.80); (iv) 8,500,000 shares of common stock held by FP Credit Partners II, L.P. and FP Credit Partners Phoenix II, L.P. (collectively, the “FP Purchasers”) as a result of the transfer of 1,000,000 shares from Pathfinder to the FP Purchasers pursuant to that certain Equity Grant Agreement, dated as of November 14, 2022, by and among Pathfinder and the FP Purchasers as consideration for the Note Purchase Agreement (as defined in the Prospectus) and the purchase of 7,500,000 shares of common stock at a purchase price of $10.00 per share by the FP Purchasers from Pathfinder in a private placement in connection with the VLN Facility (as defined in the Prospectus) (the “FP VLN Shares”); and (v) up to 97,740 shares of common stock issuable upon exercise of certain outstanding options to acquire shares of our common stock held by a former employee of Legacy Movella, which options have an average exercise price of $1.81 per share. The per share prices for the shares of common stock held by the Movella-Related Holders or subject to Legacy Movella options reflect the original per share price as adjusted in connection with the Business Combination. In its initial public offering, Pathfinder issued units at a purchase price of $10.00 per unit, with each unit consisting of one Class A ordinary share and one-fifth of one public warrant to purchase one Class A ordinary share with a warrant exercise price of $11.50 per share, with the Class A ordinary shares and warrants to purchase Class A ordinary shares converted into shares of common stock and warrants to purchase common stock following the Domestication (as defined in the Prospectus).

We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders pursuant to the Prospectus. We will receive up to an aggregate of approximately $49.0 million from the exercise of the warrants and the options, assuming the exercise in full of all warrants and options for cash. If the options or warrants are exercised pursuant to a cashless exercise feature, we will not receive any cash from these exercises. We expect to use the net proceeds from the exercise of the warrants and options, if any, for general corporate purposes. In addition, in connection with the VLN Facility, we are entitled to receive a credit from the sale of any FP VLN Shares toward repayment of the VLN Facility as further described in the section entitled “Use of Proceeds” in the Prospectus. Any cash proceeds associated with the exercise of the warrants are dependent on the price of our common stock. Because the $11.50 exercise price per share of the warrants substantially exceeds the current trading price per share of our common stock ($0.05 per share as of April 8, 2024), there is no assurance that the warrants will be in the money prior to their expiration and it is unlikely that the warrant holders will be able to exercise such warrants in the near future, if at all. As a result, we are unlikely to receive any proceeds from the exercise of the warrants in the near future, if at all, and the warrants may not provide any additional capital. In considering our capital requirements and sources of liquidity, we have not assumed or relied on the receipt of proceeds from the exercise of the warrants. We will pay certain expenses associated with the registration of the securities covered by the Prospectus, as described in the sections entitled “Use of Proceeds” and “Plan of Distribution” in the Prospectus.

We are registering the offer and sale of certain of the shares covered by the Prospectus to satisfy registration rights we have granted to the selling stockholders. Our registration of the shares covered by the Prospectus does not mean that the selling stockholders will offer or sell any of the shares. The selling stockholders may sell the shares of common stock covered by the Prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholders may sell the shares in the section entitled “Plan of Distribution” in the Prospectus. In connection with any sales of securities offered thereunder, the selling stockholders, any underwriters, agents, brokers or dealers participating in such sales may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended.

Due to the significant number of shares of the then-outstanding Class A ordinary shares that were redeemed in connection with the Business Combination, the number of shares of common stock that the selling stockholders can sell into the public markets pursuant to the Prospectus will constitute a considerable percentage of our public float. The 23,523,776 shares of common stock that may be resold and/or issued into the public markets pursuant to the Prospectus represent approximately 46% of the 50,907,431 shares of common stock outstanding as of August 9, 2023 (based on shares of common stock outstanding as of August 9, 2023 and assuming the issuance of shares covered by the Prospectus which are subject to warrants and options but excluding shares of common stock underlying any other outstanding options and warrants). As a result, the resale of shares of our common stock pursuant to the Prospectus could have a significant negative impact on the trading price of our common stock. This impact may be exacerbated by the fact that, as described above, certain of the selling stockholders purchased shares of our common stock at prices that are well below the current trading price of our common stock.

The shares covered by the Prospectus were issued in connection with consummation of the business combination among Pathfinder, Motion Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Pathfinder (“Merger Sub”) and Legacy Movella pursuant to which Pathfinder’s name was changed to “Movella Holdings Inc.” (“Movella”) and Legacy Movella merged into Merger Sub and became a wholly owned subsidiary of Movella.

Our shares of common stock and warrants to purchase shares of common stock (the “public warrants”) are listed on Nasdaq under the symbols “MVLA” and “MVLAW,” respectively. On April 8, 2024, the closing price of our shares of common stock was $0.05 per share and the closing price for our public warrants was $0.01 per warrant. We are an “emerging growth company” and a “smaller reporting company” as those terms are defined under the federal securities laws and, as such, have elected to comply with certain reduced public company disclosure and reporting requirements.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.
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See the section entitled “Risk Factors” beginning on page 15 of the Prospectus and in the documents incorporated by reference in the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 9, 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d)
of The Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): April 9, 2024

MOVELLA HOLDINGS INC.
(Exact name of registrant as specified in its charter)

Delaware	001-40074	98-1575384
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Suite 110, 3535 Executive Terminal Drive
Henderson, NV                              89052
(Address of Principal Executive Offices)                         (Zip Code)
(725) 238-5682
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.00001 par value per share	MVLA	The Nasdaq Stock Market LLC
Warrants, each warrant exercisable for one share of common stock at an exercise price of $11.50	MVLAW	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01	Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.
On April 9, 2024, Movella Holdings Inc. (“Movella” or the “Company”) issued a press release announcing that its shares of common stock and warrants commenced trading on the Pink Market platform operated by OTC Markets Group, Inc. (the “OTC”) at the market open on April 9, 2024 under the “MVLA” and “MVLAW” ticker symbols. Existing stockholders and warrant holders will find the securities quoted on the OTC Pink Market and freely tradable without any further action needed, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d)Exhibits

Exhibit Number	Description
99.1	Press Release dated April 9, 2024.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Movella Holdings Inc.

April 9, 2024

	By:	/s/ Stephen Smith
	Name:	Stephen Smith
	Title:	Chief Financial Officer